                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                            IMPCO Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    45255W106
                                 (CUSIP Number)

                             Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  April 4, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45255W106                                                  Page 2 of 5
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON                       BERU Aktiengesellschaft
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON                                Not applicable
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                                         Not applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [ ]
          PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION                           Germany
--------------------------------------------------------------------------------
    NUMBER OF SHARES      7     SOLE VOTING POWER                        205,000
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8     SHARED VOTING POWER                            0
          EACH            ------------------------------------------------------
       REPORTING          9     SOLE DISPOSITIVE POWER                   205,000
         PERSON           ------------------------------------------------------
          WITH            10    SHARED DISPOSITIVE POWER                       0
                          ------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY
          OWNED BY EACH REPORTING PERSON                                 205,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                1.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON                                            CO

CUSIP No. 45255W106                                                  Page 3 of 5

                               AMENDMENT NO. 13 TO
                       STATEMENT ON SCHEDULE 13D FILED BY
                             BERU AKTIENGESELLSCHAFT

         This Amendment No. 13 to the Schedule 13D, dated May 20, 1998, as amended by Amendment No. 1 thereto, dated July 16, 1998, Amendment No. 2, dated September 3, 1998, Amendment No. 3, dated October 5, 1998, Amendment No. 4, dated December 15, 1998, Amendment No. 5, dated December 23, 1998, Amendment No. 6, dated February 1, 1999, Amendment No. 7, dated June 24, 1999, Amendment No. 8, dated August 12, 1999, Amendment No. 9, dated September 7, 1999, Amendment No. 10, dated September 21, 1999, Amendment No. 11, dated May 29, 2001, and Amendment No. 12, dated January 25, 2002 (as so amended, the "Schedule 13D"), previously filed by BERU Aktiengesellschaft ("BERU"), relates to BERU's beneficial ownership of the common stock, par value $0.001 per share (the "Common Stock"), of IMPCO Technologies, Inc., a Delaware corporation (the "Issuer").

         Item 5 of the Schedule 13D is hereby amended to add the following information:

         Item 5.           Interest in Securities of the Issuer.

         (a) As a result of recent sales, BERU is the beneficial owner of 205,000 shares of Issuer's Common Stock, or approximately 1.6% of the 12,593,694 shares of Common Stock outstanding as of March 11, 2002, as reported on Form 10-Q filed by the Issuer on March 18, 2002.

         (b) BERU has sole power to vote and dispose of 205,000 shares of Issuer's Common Stock.

         (c) The table below sets forth information with respect to all sales of Common Stock by BERU during the last 60 days. All of such sales were executed through broker's transactions on NASDAQ.

      TRANSACTION DATE        NUMBER OF SHARES           PRICE PER SHARE
      ----------------        ----------------           ---------------
      March 21, 2002                 16,200                     $13.5000
      March 22, 2002                 11,700                     $13.5000
      March 27, 2002                 24,300                     $13.5000
      March 28, 2002                 14,000                     $13.5000
      March 28, 2002                 28,000                     $13.5300
      April 3, 2002                  25,000                     $14.1400
      April 4, 2002                 109,900                     $14.1310
      April 5, 2002                  67,100                     $14.1440
      April 8, 2002                 128,000                     $14.4900
      April 8, 2002                  20,000                     $14.2930
      April 10, 2002                180,814                     $15.7110
      April 15, 2002                100,000                     $15.0171

CUSIP No. 45255W106                                                  Page 4 of 5

         (e) As a result of the sales listed above, on April 8, 2002, BERU ceased to be the beneficial owner of more than 5% of Issuer's Common Stock.

         Except as expressly amended and supplemented hereby, the text of the
Schedule 13D remains in effect without any other modification.

CUSIP No. 45255W106                                                  Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated:  May 13, 2002

                                         BERU AKTIENGESELLSCHAFT


                                         By:   /s/ Ulrich Ruetz
                                            -----------------------------------
                                               Name:    Ulrich Ruetz
                                               Title:   Chairman and
                                                        Chief Executive Officer